March 12, 2007

Securities and Exchange

Commission

Washington, D.C. 20549

Attention:

Mr. Michael Fay

Mail Stop 3561

Re:

Sequa Corporation

File No. 1-804

Form 10-K: For the Year Ended December 31, 2005

Form 10-Q: For the Quarterly Period Ended June 30, 2006

Dear Mr. Fay:

On behalf of Sequa Corporation (the “Company” or “Sequa”), we hereby submit the following analysis of the use of a proportional performance model in accounting for the material by the hour (“MBOH”) and power by the hour (“PBTH”) contracts between Chromalloy Gas Turbine Corporation (“Chromalloy”), a wholly owned subsidiary of Sequa, and certain of its commercial airline customers.  Under these contracts, Chromalloy provides services on certain of the airlines’ large commercial engines or auxiliary power units (“APU”).

Background

The Company has six MBOH and PBTH contracts currently in place.  The contracts are to provide engine overhaul services or repair services for specified engines or parts over terms ranging from five to ten years.  Annual revenue from these contracts represents approximately 7% of Sequa’s consolidated revenue. The following is a brief description of the contracts currently in place:

In April 2005, Chromalloy began to provide overhaul services to a commercial airline customer under a five year PBTH contract for its defined fleet of engines.  Services include the complete overhaul of an engine for which the scope of work depends on factors such as the condition of the engine and cycles flown.  The unit of revenue measurement is an overhauled engine.  The customer is billed monthly based on actual engine flight hours multiplied by an agreed upon fixed rate.

In November 2004, Chromalloy began to provide overhaul and repair services to a commercial airline under a five year PBTH contract for a defined fleet of APUs and line replaceable units (LRUs).  Services include the repair and/or part replacement of all APU/LRU components.  The unit of revenue measurement is an overhauled APU or LRU.  The customer is billed monthly based on actual aircraft flight hours multiplied by an agreed upon fixed rate.

In March 2004, Chromalloy began to provide repair services to a commercial airline under a ten year MBOH contract for a defined fleet of engines.  Services include the repair and/or part replacement of specified engine parts.  The unit of revenue measurement is an overhauled engine module.  The customer is billed monthly based on actual engine flight hours multiplied by an agreed upon fixed rate.

In March 2004, Chromalloy began to provide overhaul and repair services to a commercial airline under a five year PBTH contract for a defined fleet of APUs.  Services include the repair and/or part replacement of all APU/LRU components.  The unit of revenue measurement is an overhauled APU or LRU.  The customer is billed monthly based on actual aircraft flight hours multiplied by an agreed upon fixed rate.

In January 2004, Chromalloy began to provide overhaul and repair services to a commercial airline under a five year PBTH contract for a defined fleet of APUs.  Services include the repair and/or part replacement of specified components.  The unit of revenue measurement is an overhauled engine module for an APU.  The customer is billed monthly based on actual aircraft flight hours multiplied by an agreed upon fixed rate.

In June 2001, Chromalloy began to provide overhaul and repair services to a commercial airline customer under a ten year PBTH contract for a defined fleet of APUs.  Services include the repair and/or part replacement of specified components in a module.  The unit of revenue measurement is an overhauled engine module for an APU.  The customer is billed monthly based on actual aircraft flight hours multiplied by an agreed upon fixed rate.

The Proportional Performance Model

According to ‘Current Accounting and Disclosure Issues in the Division of Corporation Finance’ issued by the SEC on November 30, 2006, ‘in situations where a registrant cannot apply SOP 81-1 to their service contracts, a revenue recognition model that recognizes revenue as the service is performed using a proportional performance model, as contemplated by SAB Topic 13, is an often acceptable model.  An output based approach would generally be utilized.’  The proportional performance model is often applied to service transactions because delivery or performance occurs over time and the customer typically receives value as the services are performed.

The key to determining how revenue should be recognized for a service transaction is to determine the pattern of performance of the contracted service because performance determines the extent to which the earnings process has been completed.  Revenue from service transactions generally should be recognized as the earnings process is completed, assuming the other basic revenue recognition criteria have been satisfied.

Contracts that stipulate multiple acts to be performed or services to be rendered generally should be accounted for using the proportional performance method or completed performance method.  In the proportional performance method, performance consists of the execution of more than one act and revenue is recognized based on the proportionate performance of each act in relation to all acts to be performed.

Measuring Performance Using the Proportional Performance Method

Service providers that utilize the proportional performance method for revenue recognition may determine the pattern of performance in several ways. Two broad categories exist, input measures and output measures (collectively referred to as measurement units), that may be used to measure the proportion of service rendered in relation to the total services expected to be rendered.

Output measures focus on the pattern in which service is provided to the customer, rather than on how costs are incurred or effort is expended by the service provider. Methods of measurement based on services performed or the achievement of contract milestones are examples of output measures.

Output measures generally are better measures of performance, and should be used to measure proportional performance of a contract when available.

The most commonly used output measure is services delivered.  Use of this measure results in the recognition of revenue as each unit of output is delivered to the customer.

Revenue Recognition Using the Proportional Performance Model on MBOH and PBTH Contracts

As noted above, Chromalloy entered into a number of MBOH and PBTH contracts with large commercial airline customers.  The following paragraphs address the application of a proportional performance model to account for the MBOH and PBTH contracts.

Specified Number of Acts

There is a direct correlation between the number of acts required over the term of the contract and the amount of total contract consideration.  Engine usage has a direct impact on the type of maintenance services required to keep a fleet in a serviceable condition.  The number of engine flight hours and cycles (i.e., usage) directly correlates to the frequency of engine shop visits or overhauls. As a result, an increase in engine flight hours will result in an increase in services required over the term of the contract and an increase in revenue under the contract.

Chromalloy operates in a heavily regulated industry in which scheduled repairs and overhauls for a defined fleet are determinable.  Chromalloy provides services to its customers in connection with the customer’s requirements for overhaul of large commercial engines.  Overhauls of large commercial engines are generally driven by the number of hours and cycles which accumulate on life-limited parts.  Accordingly, there are specific parts in each engine which must be repaired or replaced according to the OEM maintenance manuals (which have been approved by the FAA) at specified times.  In regard to APUs, the airline provides information of the engine’s life between overhauls and detailed forecasted and historical maintenance plans. The fact that there are very specific guidelines as to when certain parts need to be repaired or replaced, the existence of detailed maintenance records (as required by the FAA) on each engine, significant input from Chromalloy’s customers as to the expected number of engine hours and extensive Company experience in providing these services allows Chromalloy and the airline to reasonably determine the timing of services and the number of services during a specified period.

The Company evaluated each of the contracts and the requirements to determine if the outputs were similar or non-similar acts.  As discussed below, certain of the contracts require the delivery of non-similar services while other contracts require delivery of a similar service.

Non-Similar Acts

The 2007 Revenue Recognition Guide1 states when a service transaction involves a specified number of defined acts that are not similar, revenue should be allocated on the basis of the relative fair value of each act. This requires there to be sufficient evidence to determine the fair values of each of the separable acts.

Under the March 2004 contract to repair parts, the Company provides repair services for a defined list of parts.  These parts are accumulated into modules which are then delivered to the customer.  The repair of each module type is considered to be non-similar acts based on the different requirements needed in the repair process.  As an example, the repair of a high pressure turbine module requires a different process than the repair of a low pressure compressor module. The Company recognizes revenue based on the relative fair value of each module type delivered by the Company.  The objective and reliable evidence of the fair value of the services provided is determined based on the prices that are charged to other customers for similar services. The total contract revenue is allocated to each separate service based on its relative fair value.

Under the April 2005 contract to overhaul commercial engines, the Company provides overhaul services for a defined fleet of engines.  The services provided are considered to be non-similar acts based on the different scope of work required in each overhaul. The Company recognizes revenue based on the relative fair value of each overhaul delivered by the Company.  The objective and reliable evidence of the fair value of the services provided is determined based on the prices that are charged to other customers for similar services. The total contract revenue is allocated to each separate service based on its relative fair value.

Under the March 2004 and November 2004 APU contracts, the Company provides repair and overhaul services for a defined fleet of engines.  The services provided are considered to be non-similar acts based on the different scope of work required in each overhaul.  The Company recognizes revenue based on the relative fair value of each overhaul delivered by the Company.  The objective and reliable evidence of the fair value of the services provided is determined based on the prices that are charged to other customers for similar services. The total contract revenue is allocated to each separate service based on its relative fair value.

An example is as follows:

Total contract consideration = $100,000 with 72 hour turn around time

Total fair value of services = $80,000 (includes fair value to repair parts A, B, C and D with 30 day turn around time)

Total fair value to repair part A = $10,000 ($1,000 per repair * 10 expected repair visits)

In Q1 – Part A is repaired and shipped to the customer and as such the Company would record revenue in the amount of $1,250 for Part A.  The $1,250 is calculated as the fair value to repair Part A over life of contract divided by total fair value to repair all Parts ($10,000/$80,000 =12.5%) multiplied by total contract consideration of $100,000 which equals $12,500 divided by expected number of repairs to be performed for Part A (10).

Note that the example assumes that the $1,000 repair price for Part A is the price that would be charged to other customers for similar services with a 30 day turn around time.  The above example is representative for all parts A, B, C and D noted above.

Similar Acts

The 2007 Revenue Recognition Guide1 states that when a service transaction involves a specified number of similar acts, an equal amount of revenue should be recognized for each act.

Under the June 2001 and January 2004 APU contracts, the Company performs an overhaul of a module (not a complete APU/LRU) where each overhaul is considered to be a similar act.  The delivered item is the same overhauled engine module type.  Therefore, the Company recognizes an equal amount of revenue upon delivery of each overhauled engine module.  The amount of revenue for each overhaul is calculated based on an allocation of the total contract revenue over the total number of overhauls to be performed over the term of the contract.

An example is as follows:

Total contract consideration = $100,000

Total expected number of overhauls to be completed = 50

In Q1 – 1 overhaul is completed and shipped to the customer and as such the Company would record revenue in the amount of $2,000.  The $2,000 is calculated as the total contract consideration divided by the total number of overhauls which are expected to be completed (50).

General Conditions for Revenue Recognition

SAB 104 states ‘that revenue is generally realized or realizable and earned when all of the following conditions are met:

1.

Persuasive evidence of an arrangement exists,

2.

Delivery has occurred or services have been rendered,

3.

The seller’s price to the buyer is fixed or determinable, and

4.

Collectibility is reasonably assured.’

Persuasive Evidence of An Arrangement Exists

Each of the MBOH and PBTH contracts are supported by final written agreements that have been executed by the properly authorized personnel of the customer.  No subsequent approval or execution of another agreement is required.

Delivery has Occurred or Services have been Rendered

The Company recognizes revenue upon shipment of the overhauled modules or engines to the customer, title has passed to the customer and the customer has assumed the risks and rewards of ownership.  Due to the requirement for the deliverables to pass outgoing FAA certified inspections, there is no uncertainty in regard to customer acceptance.  Upon delivery, all activities relative to that service have been completed and the customer has received value from the services performed.   Revenue recognized for services delivered is not dependent on future performance.

Price is Fixed or Determinable

On a monthly basis, billings are issued to the customer and receivables recorded based on actual flight hours of the defined fleet multiplied by an agreed upon fixed rate.  Should revenue recognized (based on the services delivered as discussed previously under the revenue recognition section) exceed billings to date, the excess is recorded as an unbilled receivable.  Conversely, should billings exceed revenue recognized to date, the excess would be deferred.

Collectibility is Reasonably Assured

According to SAB104, ‘The staff advised registrants that the portion of revenue subject to customer cancellation and refund must be deferred until no longer subject to that contingency’.

The Company has examined the provisions of all of the contracts.  Certain contracts contain a termination for convenience clause subject to a notice period.  The Company has evaluated the cancellation for convenience provisions and limits revenue recognized each period to the amount recoverable in the event the customer were to exercise the termination for convenience clause.

At the end of each quarter, the Company also analyzes the recoverability of the unbilled amounts.  The Company developed a contract value model for each arrangement which projects the number of repairs and overhaul services to be provided and the total contract revenue.  The Company developed the model using actual experience data from the airline specific to the defined fleet, detailed guidelines in the OEM (“Original Equipment Manufacturers”) maintenance manuals, engine fleet data, and regulatory guidelines.  Repairs required due to unusual events or circumstances (such as foreign object damage) are excluded from the scope of the contracts and are billed separately.  In addition, any variation in flight hours does not impact the fair value of services as the number of services varies directly with the level of flight hours (contract revenue).  The Company reviews the models quarterly to ensure that positive margins are expected to be achieved.

Recognition of Costs

The Company recognizes actual direct and incremental costs of services delivered under the MBOH and PBTH contracts as incurred.  Direct costs are recorded in inventory until the services have been delivered.  These costs include direct materials, direct labor, direct outside services and manufacturing overhead.

Disclosure

The Company will include the following disclosure in its accounting policy note in its 2006 Form 10-K filing:

The Aerospace Segment, which consists solely of Chromalloy Gas Turbine Corporation, provides repair and overhaul services to commercial airline customers, certain of which are provided under long term material-by-the-hour and power-by-the-hour contracts.  The Company applies the proportional performance method to recognize revenue under these contracts.  Revenue is recognized as units are delivered based on their relative fair value of the total estimated contract consideration or, in the case when the services are similar, based on an allocation of total contract revenue.  Accounting for these contracts involves management judgment in estimating total contract consideration and applying the relative fair value to the services provided.  Total contract consideration is estimated by applying a contractual billing rate per flight hour to the customer’s estimated total flight hours of a defined fleet over the term of a contract.  The services to be provided over the term of a contract are estimated from the frequency and extent of repair and overhaul requirements which are based on historical performance trends and regulatory guidelines. Significant factors that influence these estimates primarily include flight hour assumptions and fleet utilization.

As of December 31, 2006 and December 31, 2005, unbilled revenues recorded as an asset in relation to these contracts were $67.0 million and $39.3 million, respectively.  The unbilled asset balance represents the cumulative difference between revenue recognized for delivered items and the amounts billed under the hourly billing arrangements in our contracts based on flights hours, less any amounts of revenue that are deferred because they are not contractually recoverable.  The unbilled balance is reviewed on a quarterly basis to ensure that the amounts are recoverable based on performance under the contract.

Previously, the Company had applied the Emerging Issues Task Force (“EITF”) Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables” to these contracts.    In the fourth quarter of 2006, the Company changed its accounting for these contracts to adopt a proportional performance model in accordance with Staff Accounting Bulletin (“SAB”) Topic 13.  The Company believes that this change in accounting principle is preferable as it better reflects the Company’s performance over the term of the contracts.  This change in accounting principle did not have an impact on the financial statements in any of the periods presented.  We believe no restatement is required per SFAS No. 154, “Accounting Changes and Error Corrections”.

Summary

The Company has analyzed the contracts and the financial reporting of these contracts in all relevant periods.  The Company has determined that the accounting for these contracts should be based on a proportional performance model and has determined that for each relevant period the revenue and costs recognized by the Company for its MBOH and PBTH contracts is equal to that recognizable under a proportional performance model.

Very truly yours,

/s/ Donna M. Costello

Donna M. Costello

Vice President and Controller

cc:

Ken Binder, Executive Vice President, Finance

Joseph Duggan, KPMG

Peter Tryhane, Ernst & Young

Footnotes

1 Ashwinpaul C. Sondhi and Scott A. Taub, 2007 Revenue Recognition Guide (Chicago: CCH Incorporated,2006).